A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

FOR IMMEDIATE RELEASE

A-Power Reports Third Quarter 2010 Financial Results

SHENYANG, China, December 1, 2010 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today announced unaudited interim consolidated financial results for the third quarter ended September 30, 2010.

Third quarter 2010 financial highlights

•	Revenues decreased 40.7% to $57.3 million from $96.6 million in the third quarter 2009.

•	Gross profit decreased 2.5% to $12.3 million in the third quarter from $12.6 million in the third quarter 2009.

•	Gross profit margin was 21.5% in the third quarter compared to 13.1% in the third quarter 2009.

•	Income from operations decreased 63.2% to $3.4 million in the third quarter from $9.4 million in the third quarter 2009.

•	Net loss attributable to A-Power was $(1.0) million in the third quarter compared with a net loss of $(0.6) million in the third quarter 2009.

•
Net loss per diluted common share was $(0.02) in both the third quarter 2010 and third quarter 2009 on 34.0% higher weighted average common shares outstanding in the third quarter 2010 than in the prior third quarter.

•	Guidance for the year 2010 has been revised downward to revenues of $310 million and net income of $50 million due to lower-than-expected wind turbine sales.

Mr. Jinxiang Lu, A-Power's Chairman and CEO said, “A-Power’s results in the third quarter were less than we hoped we would achieve. The shortfall was due mainly to lower revenues in our Distributed power generation segment because of the timing of work under contracts, and to less-than-planned sales in our Wind power segment. Although Wind power achieved revenues of $15.5 million in the third quarter, we had assumed we would be able to book revenues from a major customer, Spinning Star LLC. However to date, Spinning Star has been unable to secure the expected construction financing for its wind farm project in Texas.

“We believe our strategy to benefit from alternative power generation, in the forms of distributed power, wind power, and photovoltaic solar power, continues to be valid for the Company’s long-term success and is in the best interests of our shareholders. Our design, engineering, suppliers, and operations are all in very good shape and remain competitive in the marketplace.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

“Recently, we have won a major new contract in our Distributed power business for the engineering, procurement, and construction of four hydropower plants over a period of six years, to be located in the Jilin province of China. The project is expected to generate RMB 1.87 billion (about $279 million) over project’s anticipated six year life.

“We are very aware of our responsibility to shareholders and are doing everything possible to simultaneously expand our businesses and protect our assets in the most prudent of ways.

“We hope to see greater predictability in financing for our customers in 2011 and the years ahead.”

Third quarter 2010 financial results

Revenues in the 2010 third quarter decreased 40.7% or $39.3 million to $57.3 million in the third quarter 2010 from $96.6 million in the third quarter 2009. The decrease was primarily due to the decrease of $65.2 million in the Distributed power segment, partly offset by an increase of $15.5 million in the Wind power segment in the third quarter 2010 (the Wind power segment had no revenues in the third quarter 2009), an increase of $9.6 million in the Other construction segment, and revenue of $0.9 million in the newly established Solar power segment. The lower revenues in Distributed power segment were mainly due to fewer projects constructed in the third quarter of 2010 than the third quarter of 2009. Please see our financial statement of segment information below for more results by segment.

Gross profit in the third quarter decreased $0.3 million or 2.5% to $12.3 million in the third quarter 2010 from $12.6 million in the third quarter 2009. The gross profit margin, defined as gross profit divided by revenues, was 21.5% in the third quarter, up from 13.1% in the third quarter of 2009. The improvement in gross margin was due mainly to an increase in revenue in the Wind power segment in the third quarter 2010, which had a gross margin during the quarter of 32.4%, compared with no revenue in the Wind power segment in the third quarter of 2009.

Selling, general, and administrative expenses in the third quarter increased $5.6 million or 172.2% to $8.9 million compared with $3.3 million in the third quarter 2009. The increase was mainly due the acquisitions of Evatech Co. Ltd. ("Evatech") and Hallys Corporation (“Hallys”) in 2010 that added $3.9 million in selling, general, and administrative expenses in the third quarter 2010 ($2.7 million in excess of revenues from these subsidiaries), and due to higher costs in the Distributed power and Wind power segments to further develop the businesses, and higher costs in the Wind power segment associated with the higher sales achieved. As a percentage of revenues, selling, general, and administrative expenses were 15.5% in the third quarter 2010 compared with 3.4% in the third quarter 2009.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Operating income was $3.4 million or 5.9% of revenues in the third quarter of 2010 compared with $9.4 million or 9.7% of revenues in the third quarter 2009. The decreases were primarily due to higher selling, general, and administrative expenses associated with the Evatech and Hallys operations acquired in 2010, which, as noted above, were higher than revenues realized by them.

Net loss attributable to A-Power Energy Generation Systems, Ltd., increased $(0.4) million or 66.7% to $(1.0) million, or $(0.02) per diluted common share, in the third quarter 2010 from $(0.6) million, or $(0.02) per common diluted share, in the third quarter 2009.

Non-GAAP net income, declined $7.5 million or 76.1% to $2.4 million in the third quarter 2010 from $9.9 million in the third quarter 2009.

Weighted average common shares outstanding on a diluted basis in the third quarter 2010 were 46.3 million shares, an increase of 34.0%, compared with 34.6 million shares in the third quarter 2009.

Please refer to the tables below for a financial review of our third quarter 2010 results and the reconciliation of our non-GAAP measure to the most comparable GAAP measure.

Balance sheet

As of September 30, 2010, the Company had cash and cash equivalents (excluding restricted cash) of $168.2 million compared with $166.5 million at December 31, 2009. Prepayments, deposits, and other receivables from customers were $83.5 million on September 30 compared with $52.5 million on December 31, 2009. Bank loans outstanding on September 30 totaled were $59.7 million compared with $19.9 million on December 31. Working capital (defined as current assets minus current liabilities) increased by approximately $38.0 million in the 2010 third quarter to $184.9 million at September 30 compared with $146.9 million on December 31. Total stockholders' equity rose $109.9 million to $362.5 million at September 30, 2010 from $252.6 million at December 31, 2009.

Liquidity and cash flow

At September 30, 2010, we had cash and cash equivalents of $168.2 million and working capital of approximately $184.9 million. Working capital is defined as current assets minus current liabilities.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Cash flow used in operating activities was $(25.8) million in the nine months ended September 30, 2010 compared with cash provided by operating activities of $18.9 million in the first nine months of 2009. Cash used in investing activities was $(92.4) million in the first nine months of 2010 compared with $(27.4) million in the first nine months of 2009. Cash provided by financing activities was $119.1 million in the first nine months of 2010 compared with $54.7 million in first nine months of 2009. Including the effect of exchange rate changes on cash, the net increase in cash and cash equivalents was $1.8 million in the first nine months of 2010 compared with $46.2 million in the first nine months of 2009.

Recent developments and updates

Hydropower engineering, procurement, and construction contract

In September, the Company signed a three-phase, six-year RMB 1.87 billion (approximately $279 million) engineering, procurement, and construction contract with Baishan Long Run Water Conservancy in Baishan city, Jilin province of China. A-Power will be responsible for all the planning, engineering, and construction within the hydropower stations, the building and repairing of access roads to the facilities, and the construction of the power stations' auxiliary projects, including office buildings, staff apartments, and hotels. Phase one requires completion of a 12.8 megawatt water control project. Phase two includes the design and construction of a 64 megawatt hydropower facility over the Hun river. The third phase includes the design and construction of two 16 megawatt hydropower facilities over the Baijianghe river. The Company expects to recognize revenues from this contract using the percentage of competition method of accounting over the anticipated six years of the project’s life.

Reduction of interest in Shenyang Power Group

In October 2010, the Company sold a portion of its shares of Shenyang Power Group (“SPG”), representing 42.5% of SPG’s share capital, to three unaffiliated purchasers, Liaoning Northern Electrical Energy Construction Limited, Liaoning Northern Electrical Pipeline Construction Limited, and Liaoning Hi-tech Furnace Construction Insulation Antisepsis Construction Limited.  The sale reduced the Company’s ownership of SPG’s share capital from 62% to 19.5%. The consideration for the sale consisted of the purchasers’ assumption of a total of RMB 425 million (approximately $62.5 million) of the Company’s indebtedness to SPG representing advances to the Company by Shenyang Power Group. The Company did not receive any cash in the transaction.

The Company will furnish to the Securities and Exchange Commission, under cover of a Form 6-K, unaudited pro forma condensed consolidated financial statements for the Company, giving effect to the sale of 42.5% of the share capital of SPG and reduction of the Company’s interest in SPG to 19.5%.

The Company reduced its interest in SPG so as to surrender effective control of SPG with a view to facilitating recognition of revenues attributable to projects in which SPG invests. The sale has been completed and the Company is currently taking care of the daily management of the operation. The Company will account for its remaining investment in SPG using the equity method of accounting. Additional information regarding the reduction in interest will be included in the pro forma financial statements to be furnished by the Company.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Gearbox joint venture with General Electric

The Company is conducting negotiations with GE (China) Co. Ltd ("GE China") to acquire GE China's interest in GE Drivetrain Technologies (Shenyang) Co., Ltd., a joint venture between an affiliate of the Company and GE China formed in March 2009 to manufacture and distribute wind turbine gearboxes in China, and to terminate the related gearbox supply agreement between an affiliate of the Company and GE Transportation, a unit of the General Electric Company.

The transactions with GE China and GE Transportation are subject to agreement on mutually beneficial terms and execution of definitive documents, and there can be no assurance that the transactions will be implemented. The Company will issue an update about its discussions with GE China at an appropriate time.

Wind power – China

As noted above, the Company recognized revenues from the sale of four wind turbines to a third-party purchaser in China during the third quarter 2010.

Wind power – United States – Spinning Star

To date, the Company has not received a binding purchase order for turbines from Spinning Star Energy LLC ("Spinning Star"), the joint venture enterprise owned by United States Renewable Energy Group Wind Partners I, LLC (“USREG Wind”) and SPG developing the proposed 615 megawatt Texas wind farm project (the "Project"). Spinning Star has not been able to secure the debt or equity financing that would allow it to make requisite payments to us under such a purchase order. In addition, we have not reached agreement with Spinning Star as to price and other commercial terms for the sale of turbines (assuming Spinning Star otherwise had funds available to pay for turbines).

Spinning Star has applied for a loan from the U.S. Department of Energy ("DOE"), which has approved Part I of such application.  Funding for the Project from the DOE (which would be considered after submission of Part II of the application ) is not a certainty. The application process requires information that is not presently available and involves a number of steps which may not be timely achieved and securing funding is competitive in nature and at DOE’s discretion.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

If Spinning Star is unable to obtain funding from the DOE or from other public or private financing sources for the Project, Spinning Star will not be able to acquire our wind turbines, proceed with construction and commercial operation of the Project, or obtain the benefits of U.S. Treasury Department tax credits or tax credit cash grants that may be available for constructed U.S. renewable energy generation projects.

Under Spinning Star’s organizational documents, if construction financing for the Project has not been arranged by December 31, 2010, each member of Spinning Star has the right to require the dissolution and liquidation of Spinning Star. In our view, it is not likely that Spinning Star will be able to arrange the requisite construction financing by December 31, 2010, in which event each of USREG Wind and SPG would then accordingly have the right to elect to dissolve Spinning Star, although neither party has expressed to us an intention to do so.

Wind power – other U.S. opportunities

We are in discussions with several different wind energy project developers in the United States who have expressed interest in acquiring turbines from us and jointly investing in wind project developments with us. As of the date hereof, we do not however, have any binding letters of intent or firm orders from any purchasers of turbines in the United States.

Other developments

In July, we entered into a strategic partnership with Baoding Huide Wind Power Engineering Co. Ltd., that will seek to align A-Power's brands, marketing initiatives, and developing presence in the U.S. with the production and technology of Baoding Huide's assets. Baoding Huide is a renewable energy company primarily focused on the development, manufacture, and sales of 2.0 megawatt wind turbines and various design parts of wind power equipment in China.

In July, we renewed our license agreement with German wind technology company, Fuhrländer AG, for the right to manufacture, sell, operate, and service 2.7 megawatt wind turbines using Fuhrländer's F2500 technology throughout China.

Effective September 30, 2010, Mr. Morris Li, Ph.D., was named to the position of Vice President of Solar Research and Development. Dr. Li will contribute to the Company's proprietary photovoltaic cell production business and has more than 13 years of semiconductor industry experience.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Business outlook and guidance

In light of the general softness in the wind energy business and, in particular, the lack of turbines purchases from Spinning Star and the consequent impact of these factors on the near-term demand for A-Power’s wind turbines, the Company has reduced its guidance for the full year 2010. It now expects revenues of $310 million (reduced from $500 million) and net income of $50 million (reduced from $60 million).

Conference call

A-Power's management will host a conference call to discuss its third quarter financial results on December 1, 2010 at 8:00 a.m. Eastern Standard Time (New York).

To access the conference call, please dial one of the telephone numbers shown below.

In the United States, please dial toll-free to 1-800-706-7749 and use the pass code APWR.

In other international locations, please dial +1-617-614-3474 and use the pass code APWR.

In Hong Kong, please dial toll-free to 800 963 844 and use the pass code APWR.

In mainland China please dial (China Mobile) 400 881 1629 or (China Netcom) 1080 0852 1490 or (China Telecom) 1080 0130 0399 / 1080 0152 1490 and use the pass code APWR.

To access the live webcast and the online archive of the conference call, please visit the investor relations section of A-Power’s website or link to http://phx.corporate-ir.net/playerlink.zhtml?c=193273&s=wm&e=3529784

A telephone replay of the call will be available shortly after the conference call through December 8, 2010 in the U.S. by dialing 1-888-286-8010 and using the pass code 5128 2585. International listeners for the replay should call +1-617-801-6888 and use the pass code 5128 2585.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010, and acquired Hallys Corporation in May 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

For more information, please visit http://www.apowerenergy.com.

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under law.

For more information, please contact:

A-Power Energy Generation Systems, Ltd.
John S. Lin
Chief Operating Officer
Email:  john@apowerenergy.com

Christensen
Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520
Email:  tmyers@ChristensenIR.com

Financial statements follow.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
U.S. dollars in thousands, except per share amounts	September 30,		September 30,
	2010	2009	2010	2009
Revenues	$57,329	$96,647	$199,474	$185,364
Cost of sales and business taxes	45,024	84,029	165,791	161,133
Gross profit	12,305	12,618	33,683	24,231
Expenses
Selling, general, and administrative expenses	8,859	3,254	26,497	8,808
Income from operations	3,446	9,364	7,186	15,423

Other income (expenses)
Interest income	61	89	103	157
Finance costs	(727)	(177)	(1,895)	(197)
Gain on acquisition of Evatech	-	-	11,981	-
Other income	775	127	2,239	344
Accretion expense on convertible notes	-	(1,034)	-	(1,167)
Change in fair value of warrants	(2,868)	(2,958)	23,974	(2,334)
Change in fair value of embedded derivative - convertible notes	-	(6,028)	-	(4,758)
Total other income (expenses)	(2,759)	(9,981)	36,402	(7,955)
Income before provision for income taxes	687	(617)	43,588	7,468
Provision for income taxes	2,284	31	4,741	179
Net income (loss)	(1,597)	(648)	38,847	7,289
Net loss (income) in subsidiaries attributable to noncontrolling interest	588	25	1,090	(95)
Net income (loss) attributable to A-Power Energy Generation Systems, Ltd.	$(1,009)	$(623)	$39,937	$7,194

Earnings per share attributable to A-Power
Basic	$(0.02)	$(0.02)	$0.88	$0.21
Diluted	$(0.02)	$(0.02)	$0.86	$0.21

Weighted average number of common shares outstanding
Basic	46,287,551	34,554,764	45,251,702	33,992,652
Diluted	46,287,551	34,554,764	46,175,050	34,846,786

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
US dollars in thousands	September 30,		September 30,
	2010	2009	2010	2009
Net income (loss)	$(1,597)	$(648)	$38,847	$7,289
Other comprehensive income (loss)
Gain (loss) in foreign exchange translation	6,287	103	8,907	(119)
Comprehensive income	4,690	(545)	47,754	7,170
Comprehensive loss (income) attributable to noncontrolling interest	25	25	254	(95)
Comprehensive income attributable to A-Power Energy Generation Systems, Ltd.	$4,715	$(520)	$48,008	$7,075

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Segment information

	Three months ended		Nine months ended
U.S. dollars in thousands, except per share amounts	September 30,		September 30,
	2010	2009	2010	2009
Distributed power
Revenues from external customers	$25,715	$90,936	$156,212	$175,062
Intersegment revenue	$-	$-	$-	$-
Segment net income (loss)	$5,493	$11,247	$20,957	$20,855
Segment assets at September 30	$409,439	$381,303	$409,439	$381,303

Wind power
Revenues from external customers	$15,479	$-	$16,896	$-
Intersegment revenue	$-	$-	$-	$-
Segment net income (loss)	$2,682	$(257)	$1,203	$(687)
Segment assets at September 30	$235,761	$209,142	$235,761	$209,142

Solar power
Revenues from external customers	$855	$-	$3,244	$-
Intersegment revenue	$-	$-	$-	$-
Segment net income (loss)	$(4,721)	$-	$(9,217)	$-
Segment assets at September 30	$103,474	$-	$103,474	$-

Other construction
Revenues from external customers	$15,280	$5,711	$23,122	$10,302
Intersegment revenue	$-	$1,495	$-	$3,367
Segment net income (loss)	$(4,463)	$(11,613)	$15,013	$(12,686)
Segment assets at September 30	$219,993	$340,564	$219,993	$340,564

Eliminations
Revenues from external customers	$-	$-	$-	$-
Intersegment revenue	$-	$(1,495)	$-	$(3,367)
Segment net income (loss)	$-	$-	$11,981	$(288)
Segment assets at September 30	$(416,297)	$(575,652)	$(416,297)	$(575,652)

Segment totals
Revenues from external customers	$57,329	$96,647	$199,474	$185,364
Intersegment revenue	$-	$-	$-	$-
Segment net income (loss)	$(1,009)	$(623)	$39,937	$7,194
Segment assets at September 30	$552,370	$355,357	$552,370	$355,357

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Balance Sheets

	September 30,	December 31,
U.S. dollars in thousands	2010	2009
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$168,244	$166,476
Restricted cash	53,702	13,399
Short-term investment	75	-
Accounts receivable, net of allowance for doubtful accounts of $nil (2009: $nil)	43,581	12,463
Prepayments, deposits, other receivables	74,761	43,847
Costs and estimated earnings in excess of billings on uncompleted projects	4,005	2,967
Inventories	22,048	10,327
Due from related parties	23	105
Total current assets	366,439	249,584

Accounts receivable, net of allowance for doubtful accounts of $Nil (2009: $nil)	1,923	5,738
Long-term prepayments, deposits, other receivables	8,763	8,605
Property, plant, and equipment, net accumulated depreciation of $6,068 (2009: $1,912)	75,270	58,617
Goodwill	2,029	-
Intangible assets, net of accumulated depreciation of $2,416 (2009: $169)	50,183	22,412
Deposits on intangible assets	2,175	5,657
Deferred income tax assets	4,143	2,321
Long-term investments	41,445	2,423
Total assets	$552,370	$355,357

Liabilities and Stockholders' Equity
Current liabilities
Short-term bank loans	$58,038	$19,852
Accounts payable	34,222	15,415
Notes payable	5,369	-
Other payables and accrued liabilities	32,788	24,619
Customer deposits	22,220	9,994
Billings in excess of costs and estimated earnings on uncompleted projects	1,861	4,887
Unearned revenue	2	1,419
Due to related parties	2,285	4,158
Income and other taxes payable	5,365	4,078
Fair value of forward contracts	757	516
Warrants liability	18,277	17,750
Current portion of long-term bank loans	329	-
Total current liabilities	181,513	102,688
Deferred income tax liabilities	5,907	31
Long-term bank loans	1,337	-
Retirement benefit obligations	1,097	-
Total liabilities	189,854	102,719

Stockholders' equity
Common shares, 150,000,000 authorized with par value of $0.0001 per share, 46,363,638 shares issued (2009: 39,585,706 issued)	5	4
Additional paid-in capital	258,939	203,491
Accumulated other comprehensive income	15,366	6,459
Statutory reserves	4,197	4,155
Retained earnings (deficit)	38,244	(1,651)
Total A-Power Energy Generation Systems, Ltd. stockholders' equity	316,751	212,458
Noncontrolling interest	45,765	40,180
Total stockholders' equity	362,516	252,638
Total liabilities and stockholders' equity	$552,370	$355,357

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Energy Generation Systems, Ltd., and Subsidiaries
Unaudited Interim Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands	Nine months ended September 30,
	2010	2009
Cash flows from operating activities
Net income	$38,847	$7,289
Items not affecting cash:
Stock-based compensation	1,493	892
Depreciation and amortization	6,261	698
Future income tax recovery	(362)	-
Amortization of deferred financing costs	115	129
Change in fair value of warrants	(23,973)	2,334
Change in fair value of embedded derivatives	-	4,759
Accretion expenses on convertible notes	-	1,167
Loss recognized from GE Joint Venture	91	-
Change in fair value of derivatives	218	-
Gain on acquisition of Evatech	(11,981)	-
Change in fair value of investments	69	-
Gains on disposition of property, plant, and equipment	-	(42)
Foreign exchange gain	(274)	-
	10,504	17,226
Changes in operating assets and liabilities:
Accounts receivable	(25,770)	(4,954)
Inventories	3,024	(17,472)
Costs and estimated earnings in excess of billings on uncompleted projects	(962)	(4,059)
Prepayments, deposits and other receivables	(22,153)	12,810
Accounts payable and accrued liabilities	2,058	2,760
Customer deposits	11,693	4,886
Due to (from) related parties	(5)	-
Billings in excess of costs and estimated earnings on uncompleted projects	(3,073)	6,076
Income and other taxes payable	259	1,591
Retirement benefit obligation	91	-
Unearned revenue	(1,417)	-
Cash provided by (used in) operating activities	(25,751)	18,864

Cash provided by (used in) investing activities
(Increase) decrease in restricted cash	(39,190)	(4,223)
Short-term investment	(73)	-
Purchase of property, plant, and equipment	(1,869)	(800)
Payment of intangible assets	(5,952)	-
Construction in progress	-	(19,944)
Loans to third parties	(8,390)	-
Net proceeds received from the disposition of property, plant, and equipment		92
Acquisition of Hallys	(2,140)	-
Long-term investments	(36,625)	(2,507)
Cash provided by (used in) investing activities	(94,239)	(27,382)

Cash provided by (used in) financing
Proceeds from share capital, net of cost	5,566	439
Net proceeds from private placement	78,456	-
Net proceeds from issuance of convertible notes	-	37,096
Proceeds from bank loans	57,288	13,241
Repayment of bank loans	(20,442)	-
Due (from) to related parties	(1,935)	3,962
Cash received from Evatech upon acquisition	169	-
Cash received from Hallys upon acquisition	-	-
Cash provided by (used in) financing	119,102	54,738

Effect of exchange rate changes on cash	2,656	17
Net increase in cash and cash equivalents	1,768	46,237
Cash and cash equivalents, beginning of period	166,476	44,518
Cash and cash equivalents, end of period	$168,244	$90,755

Supplemental disclosures of cash flow information
Interest paid	$223	$67
Income tax paid	$2,483	$469

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Statements of Shareholders' Equity

				Accumulated
	Common stock		Additional	other
US dollars in thousands		Share	paid-in	comprehensive
	Shares	value	capital	income
Balance, December 31, 2009 (audited)	39,585,706	$4	$203,491	$6,459
Stock-based compensation	-	-	1,493	-
Additional reserve based on 2009 net income	-	-	-	-
Net income	-	-	-	-
Additional contribution from a noncontrolling interest holder	-	-	-	-
Foreign currency translation adjustment	-	-	-	8,907
Private placement (January 10)	5,777,932	1	53,955	-
Incentive shares issued re 2009 performance	1,000,000	-	-	-
Balance, September 30, 2010 (unaudited)	46,363,638	$5	$258,939	$15,366

		Retained	Non-
	Statutory	(deficit)	controlling
	reserves	earnings	interest	Total
Balance, December 31, 2009 (audited)	$4,155	$(1,651)	$40,180	$252,638
Stock-based compensation	-	-	-	1,493
Additional reserve based on 2009 net income	42	(42)	-	-
Net income	-	39,937	(1,090)	38,847
Additional contribution from a noncontrolling interest holder	-	-	6,675	6,675
Foreign currency translation adjustment	-	-	-	8,907
Private placement (January 10)	-	-	-	53,956
Incentive shares issued re 2009 performance	-	-	-	-
Balance, September 30, 2010 (unaudited)	$4,197	$38,244	$45,765	$362,516

A-Power Energy Generation Systems, Ltd. and Subsidiaries
GAAP and non-GAAP Reconciliation Table (Unaudited)

	Three Months Ended
U.S. dollars in thousands	September 30,
	2010	2009
Net income attributable to A-Power – GAAP	$(1,009)	$(623)
Reconcilation items:	-	-
Non-cash stock-based compensation	498	342
Accretion expense on convertible notes	-	1,034
Change in fair value of warrants	2,868	2,958
Change in fair value of embedded derivative - convertible notes	-	6,028
Amortization of deferred financing costs	-	116
Adjusted Net income attributable to A-Power – non-GAAP	$2,357	$9,855